Exhibit 12.1

Darling International Inc.

Statement of Ratio of Earning to Fixed Charges

(in thousands)

	Three Months Ended	Fiscal year ended
	March 29, 2014	2013	2012	2011	2010	2009
Fixed charges:
Interest expense, including amortization of debt issue cost and discounts	$31,530	$38,108	$24,054	$37,163	$8,737	$3,105
Estimate of interest within rental expense (1)	2,537	4,788	4,212	4,099	3,251	3,131

Total Fixed charges	$34,067	$42,896	$28,266	$41,262	$11,988	$6,236

Earnings:
Pre-tax income	$(62,296)	$163,678	$206,785	$272,294	$70,343	$66,879
Fixed charges (calculated above)	34,067	42,896	28,266	41,262	11,988	6,236

Total Earnings	$(28,229)	$206,574	$235,051	$313,556	$82,331	$73,115

Ratio of earnings to fixed charges	— (1)	4.82	8.32	7.60	6.87	11.72

(1)	Earnings for the three months ended March 29, 2014 were insufficient to cover fixed charges by $96,363.